Exhibit (a)(7)

May __, 2002

YOU HAVE APPROXIMATELY ______DAYS TO COMPLETE AND RETURN THE LETTER OF TRANSMITTAL BEFORE THE OPTION EXCHANGE OFFER EXPIRES.

This is a reminder that CIENA’s option exchange offer will expire at 5:00 p.m., Eastern Daylight time, on Friday, May 17, 2002. As you know, if you wish to participate in the option exchange program and tender any of your options for new options, you must properly complete and fax or otherwise deliver to us a hard copy of the letter of transmittal you received on April 17, 2002.

In order to participate, you will need to fill out the table on page 1 of the letter of transmittal (using the option grant summary information that was provided separately by mail) as well as complete and sign the box on page 4 of the letter of transmittal.

If you have any questions, please contact us at (410) 981-7377 or via e-mail at options@ciena.com.

Regards,

Stock Administration